SOCKEYE SEAFOOD GROUP, INC.
Suite 400 - 601 W. Broadway
Vancouver, B.C., Canada   V5Z  4C2
Telephone: (604) 675-6872
Facsimile: (604) 713-8601
March 31, 2005


Ms. Goldie B. Walker
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0511
450 Fifth Street, N.W.
Washington, D.C.   20549


RE:	Sockeye Seafood Group Inc.
	Registration Statement on Form 10-SB
	Filed March 11, 2005, Amended March 14, 2005 (No Review)
	File No 0-51197

Dear Ms. Walker:

Enclosed please find two copies of our amended registration statement on Form 10-SB,revised to include the updated financial statements required by Form 10-SB, Part F/S and Item 310 of Regulations S-B.

Please contact the undersigned if you have any questions or comments regarding our filing.

Thank you for your kind cooperation and assistance in this matter.

Sincerely,

/s/ Sheldon Goldberg,
    President and CEO





sg


RSD:




cc:  Sockeye Seafood Group Inc.